SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25


                                                 Commission File Number 0-27670



                           NOTIFICATION OF LATE FILING

(Check One):

[X] Form 10-K    [ ] Form 11-K   [ ] Form 20-F  [ ] Form 10-Q   [ ] Form N-SAR

         For Period Ended: December 31, 1999

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR
                       [ ] For the Transition Period Ended:

         Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I   REGISTRANT INFORMATION

         Full name of registrant:

                           Engineering Animation, Inc.

         Former name if applicable:


         Address of principal executive office


                              2321 North Loop Drive
                              (Street and number):

         City, state and zip code:

                                 Ames, IA 50010



PART II  RULE 12B-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]    (a)      The reasons described in  reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]     (b)     The  subject   annual  report,   semi-annual   report,
                transition  report on Form 10-K,  20-F, 11-K or Form N-SAR, or portion  thereof will be filed on or before the 15th  calendar
                day  following  the   prescribed  due  date;  or  the  subject
                quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]     (c)     The accountant's statement or other exhibit required by Rule
                12b-25(c) has been attached if applicable.

PART III  NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.


        On March 1, 2000, we retained KPMG LLP as our independent auditor to replace Ernst & Young LLP (E&Y). E&Y resigned on February 29, 2000 after determining that, as a result of certain fees received for bookkeeping services performed by E&Y at three of our European subsidiaries, E&Y could not meet the Securities and Exchange Commission technical requirements for auditor independence.

        As a result of the change in independent auditor the Company has not been able to complete the preparation of the Form 10-K on its normal schedule.


                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

                Michael K. O'Gara               515-296-9908
                  (Name)                    (Area Code) (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                             [X]  Yes       [ ]  No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                             [X]  Yes       [ ]  No

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



        We announced on July 6, 1999 that we are exiting our Interactive Games and Science and Technology businesses by the end of the first quarter of 2000. We established a provision for discontinued operations in the second quarter of 1999 to cover the estimated costs of exiting these businesses including operating losses during the phase out period. Our prior financial results have been restated to reflect the Interactive Games and Science and Technology businesses as discontinued operations.

     We announced in a press release dated March 1, 2000, that revenue estimates for the fourth quarter are expected to be in the range of $14.5 million to $16.5 million. We can only provide estimated revenues at this time due to the circumstances as explained in part III above.




                        Engineering Animation, Inc.
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  March 28, 2000                      By: /s/ Michael K. O'Gara
       --------------                       -----------------------
                                               Vice President of Finance and
                                               Chief Financial Officer